

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 10, 2010

via U.S. mail and facsimile

Antoine Frérot, CEO
Veolia Environnement
36/38, avenue Kléber
75116 Paris, France

> **RE:** **Veolia Environnement**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 19, 2010**
> **File No. 1-15248**

Dear Mr. Frérot:

We have reviewed your response letter filed on EDGAR on July 27, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Our Services, page 18

1. We note your response to comment one issued in our letter dated July 12, 2010. Please confirm that you will provide the requested information for the each of the last <u>three</u> financial years as required by Item 4.B.2. of Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 70

Overview, page 70
Presentation of Information in this Section, page 73
Non-GAAP Measures, page 74

2. We note your response to comment 2 in our letter dated July 12, 2010. While we understand your position that adjusted operating cash flows is the best translation of the French title used by management, the fact remains that the English title is similar to the title of a cash flow statement category, operating cash flows. As the cash flow statement is typically considered a measure of liquidity, we continue to raise our concern that the title, adjusted operating cash flows, may confuse investors as to the purpose of the measure. Further, we note your statement that there is no direct English translation of the French title. As such, we continue to request that you revise the title of this measure to remove "cash flow" in future filings. Please also ensure that your description of this measure does not imply that the measure provides information regarding your cash flows.

3. We note your response to comment 4 in our letter dated July 12, 2010. It remains unclear how you determined that the general characterization of your adjustments to arrive at adjusted operating cash flow and adjusted net income attributable to equity holders of the parent as non-recurring is appropriate. Please refer to page 74 of your 2009 Form 20-F. Based on your reconciliations on pages 87, 93, 100, and 106, the majority of the adjustments to arrive at the two non-GAAP measures appear to be made for each period presented. Operational provisions adjustments, depreciation and amortization charges adjustments, replacement costs adjustments, net gains on divestments adjustments are made for each period presented. Further, based on your disclosure on page 101, badwill adjustments occurred for fiscal years 2007 and 2008. As previously requested, please revise your disclosures in future filings to remove general references to the adjustments made to these non-GAAP measures as being non-recurring in nature. Please refer to Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for guidance.

4. We note your response to comment 5 in our letter dated July 12, 2010. Please confirm to us that you will revise your disclosures in future filings to also provide investors with the explanation you provided to us for the adjustment related to non-controlling interest share of a gain recognized from the sale of Clemessy and Crystal.

Critical accounting policies, page 75

5. We note your response to comment 6 in our letter dated July 12, 2010, which appears to indicate that expected taxable income is the primary supporting evidence for the

realizability of deferred tax assets related to France and the US, which represent the largest portion of your deferred tax assets as of December 31, 2009. As such, we continue to believe that additional disclosures regarding your reliance on expected taxable income for these two jurisdictions should be provided to allow investors to understand the reasonableness of management's judgments and estimates. To the extent practicable, this disclosure should include quantification of estimates used by management to assess the realizability of its deferred tax assets. Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

Item 8. Financial Information, Consolidated Statements and Other Financial Information, page 170

Litigation, page 170

6. We note your response to comment 7 in our letter dated July 12, 2010. Specifically, we note your statement, "…the Company will include a statement as to whether the dispute is likely to have a material impact on the Group's results of operations and cash flow, as well as its financial position." For purposes of evaluating the need to recognize a provision or provide additional disclosures, IAS 37 uses the terminology, probable outflow and remote, rather than likely. As such, please ensure the disclosures you provide in future filings include terminology contemplated by IAS 37.

Consolidated Cash Flow Statement, page F-6

7. We note your responses to comment 10 and 28 in our letter dated July 12, 2010. As previously requested, please provide the components of working capital for each period presented and not just the most current fiscal year either on the face of the consolidated cash flow statement or within your footnote disclosure. Please refer to paragraphs 38-40 of IAS 1 and paragraphs 18-20 of IAS 7 for guidance.

Note 1 Accounting principles and methods, page F-11

1.15 Financial Instruments, page F-18
1.15.3 Cash and cash equivalents, page F-20

8. We note your response to comment 17 in our letter dated July 12, 2010. As previously requested, please provide us with the time to maturity from the date of acquisition for the UCITS investments you hold for each period presented. If the time to maturity varies, please provide us with the various dates and the corresponding carrying value of the UCITS investments. To the extent that the time to maturity from the date of acquisition for the UCITS investments exceeds the three

months suggested in paragraph 7 of IAS 7, please tell how you determined it is appropriate to classify the corresponding investments as cash equivalents based on the specific guidance in IAS 7.

9. We also note your reference to the AMF Instruction dated March 6, 2006, regarding UCITS investments qualifying as cash equivalents based on the guidance in IAS 7. Please tell us how you determined that this guidance continues to be appropriate and in compliance with the guidance in IAS 7 given the significant changes in the global economy that have occurred since the issuance date. Please also tell us if the AMF has provided any subsequent guidance on this issue.

10. We note your statement that the UCITS instruments are highly liquid, as you have the ability to redeem these instruments everyday with no limitation. Please tell us if you have had any difficulty in redeeming these instruments during fiscal year 2007 to date. Please tell us if these instruments have a guaranteed daily redemption, regardless of the stated maturity date (i.e., is there any instance in which you may have difficulty or be unable to redeem these instruments until the stated maturity date).

Note 4 Goodwill, page F-34

11. We note your response to comment 23 in our letter dated July 12, 2010. It is unclear how your current disclosures in Note 4 on pageF-36 provide all of the disclosures required by paragraph 134(f) of IAS 36 for those cash generating units (CGUs) with key assumptions for which it is reasonably possible a change could result in the carrying amount exceeding the recoverable amount. As previously requested:
   - Please disclose the amount by which each of these CGUs' recoverable amounts exceeds its carrying amount. Please refer to paragraph 134(f)(i) of IAS 36.
   - Please disclose the amount assigned to each key assumption for each of these CGUs. As noted from your response to comment 20 in our letter dated July 12, 2010, the key assumptions include the discount rate, change in activity volumes, prices and direct costs, and investments. Please refer to paragraph 134(f)(ii) of IAS 36.
   - The amount by which the value assigned to the key assumptions must change for each identified CGU's recoverable amount to equal the carrying amount. Your current disclosure discloses the impact of a 1% change in two of your key assumptions. Please refer to paragraph 134(f)(iii) of IAS 36 for guidance.

Note 6 Other intangible assets, page F-38

12. We note your response to comment 24 in our letter dated July 12, 2010. It is
    unclear to us why you are unable to provide the disclosures required by paragraph
    118(a) and 118(b) of IAS 36 for each of your classes of intangible assets with
    finite useful lives, as listed on page F-38. Please confirm to us that you will
    provide the required disclosure in future filings. If one or more classes of your
    intangible assets have a range of useful lives rather than one set useful life, please
    disclose the range of useful lives for each class.

Note 7 Property, plant and equipment, page F-15

13. We note your response to comment 25 in our letter dated July 12, 2010. It is
    unclear to us why you are unable to provide the disclosures required by paragraph
    73(b) of IAS 16, especially in light of the materiality of your property, plant and
    equipment to your consolidated financial statements. Please confirm that you will
    disclose your depreciation methods for each class of property, plant and
    equipment. To the extent that you use multiple methods of depreciation for one
    or more classes, please disclose this fact, including an explanation for the
    differences and the impact these differences have on your consolidated financial
    statements.

Note 13 Working capital, page F-52

14. We note your response to comment 28 in our letter dated July 12, 2010.
    Specifically, we note that you did not believe information regarding the
    movements in inventories, operating receivables and operating payables was
    relevant to an investor. It is unclear how you arrived at this conclusion,
    considering operating receivables is your largest asset and is material to current
    assets. As such, we continue to request that you provide the movements in
    working capital for each period presented, especially as it relates to operating
    receivables, as your most significant asset.

Note 22 Income tax expense, page F-75

15. We note your response to comment 32 in our letter dated July 12, 2010. As
    previously requested, please provide investors with an understanding of each of the
    items listed in the effective tax rate reconciliation either in your footnote disclosure or
    within MD&A.

Note 29 Financial risk management, page F-94

29.1 Market risk management, page F-94

16. We note your response to comment 33 in our letter dated July 12, 2010. Please
explain to us how a 0.5% increase in interest rates would result in a corresponding
increase to equity. We would have assumed an increase in your interest rates would
have resulted in a decrease in equity via an increase in interest expense. Please revise
your disclosures in future filings accordingly.

Note 30 Employee benefit obligation, page F-106

Pension plans and other post-employment benefits, page F-109

17. We note your response to comment 35 in our letter dated July 12, 2010. In
accordance with paragraph 120A(b) of IAS 19, please provide a more detailed
description of the material terms of your most significant defined benefit pension
plans. Please also disclose that you are presenting financial information for your
defined benefit pension plans based on the material different risks. Your disclosure
of the material terms of your significant defined benefit pension plans should include
information about the risks associated with those plans. Please refer to paragraph
122(b) of IAS 19 for guidance.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her
absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202)
551-3768, if you have questions regarding comments on the financial statements and
related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262, or in
her absence, Dieter King, Staff Attorney, at (202) 551-3338, with any other questions.

Sincerely,

John Cash
Accounting Branch Chief